General Motors Corporation
                                                     Mail Code 482-C34-D71
     Peter R. Bible                                  300 GM Renaissance Center
Chief Accounting Officer                             Detroit, MI   48265-3000



                                February 6, 2006

                                     FOIA Confidential treatment is requested by
                                          General Motors Corporation pursuant to
                                                                 17 C.F.R 200.83
Mr. David R. Humphrey
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  General Motors Corporation
     Form 10-K for Fiscal Year Ended December 31, 2004
     Filed March 16, 2005
     Form 10-Q for Quarter Ended September 30, 2005
     Filed November 9, 2005
     File No. 1-143

Dear Mr. Humphrey:

This is to advise you that, pursuant to 17 C.F.R. 200.83, General Motors Corporation ("GM") has requested confidential treatment under the Freedom of Information Act of selected portions of this letter as marked by [***]. A separate unredacted version of this letter has been delivered to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

In accordance with the foregoing regulation, please promptly notify Warren Andersen, Assistant General Counsel, of any request under the Freedom of Information Act for access to the selected portions of this letter for which GM requests confidentiality. Any such notification should be directed to Mr. Andersen at the following address: General Motors Corporation, 100 Renaissance Center, Detroit, Michigan 48243. In addition, Mr. Andersen can be reached by telephone at (313) 665-4921. Any questions related to the request for confidential treatment, and all other notices issued with respect thereto, should also be directed to Mr. Andersen.

Attached are GM's responses to the comments of the Staff of the U.S. Securities and Exchange Commission (the Staff) set forth in the Staff's letter of December 15, 2005. In responding to the Staff's comments, GM acknowledges that:

   - GM is responsible for the adequacy and accuracy of the disclosures in the filings;
   - Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and
   - GM may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.



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Page 2

Form 10-K (Fiscal Year Ended December 31, 2004)
-----------------------------------------------

Management's Discussion and Analysis, page II-4
-----------------------------------------------

GMAC Financial Review, page II-10
---------------------------------

Staff Comment No. 1
-------------------

1. We note your explanation for the increase in net income from financing operations in fiscal 2004 and 2003, includes there were lower credit loss provisions. Expand to discuss the amounts involved, such as the decreases made to your loan loss provisions in the each of the most recent three year period and explain your analysis in determining that lower credit loss provisions were appropriate in comparison with historical experience of loan losses and recent market factors and trends which would lead management to conclude that the established reserves should be reduced.

GM Response
-----------

    Specific explanations regarding this matter are found in the following sections/tables of GMAC's Form 10-K for the year ended December 31, 2004.

    Excerpt from pg. 19 (Results of Operations - Financing Operations)
    ------------------------------------------------------------------
    The provision for credit losses decreased by 25% in 2004, resulting from a combination of slower growth in the consumer asset portfolio, improved performance on balloon finance contracts and lower credit loss provisions primarily on the non-automotive commercial portfolio, consistent with the improvement in credit performance for this portfolio. Refer to the Credit Risk discussion within this Financing Operations Section of the MD&A for further discussion.

    Excerpt from pg. 12-14 (Consumer Credit Risk - Financing Operations)
    --------------------------------------------------------------------
    Consumer Credit Risk
    Credit fundamentals in GMAC's consumer automotive portfolio remain strong, with repossession activity and overall delinquency trends consistent with the prior year, and an improvement in loss severity. The decrease in severity is illustrated by a reduction in the average loss incurred per new vehicle repossessed in the United States traditional portfolio, which declined from $8,205 in 2003 to $7,993 in 2004. Delinquency trends in the North American portfolio have demonstrated a slight increase since 2003 as a result of a moderate weakening in the credit quality of the portfolio, as compared to recent years. Conversely, delinquency trends in the International portfolio have shown a significant improvement since 2003 as a result of a change in the mix of new and used retail contracts in the portfolio, as well as a significant improvement in the credit performance in certain countries. The decrease in 2004 charge-offs in the International portfolio is primarily due to a reduction in charge-offs from 2003 when certain retail contracts were charged-off as a result of a change in the charge-off policy in certain countries to more fully conform with U.S. practices. Overall, the credit quality of the consumer automotive retail portfolio remains strong, primarily due to the higher quality of contracts purchased since 2001 compared to historical experience. The increased volume of GM rate supported contracts has enhanced portfolio credit quality since, typically, rate subvented contracts have stronger credit characteristics than non-incentivized contracts, as the former involve buyers who were more likely to have paid cash for the vehicles, in the absence of the attractive financing rates.

    The allowance for credit losses as a percentage of the total on-balance sheet consumer portfolio decreased from December 2003 primarily due to a change in reserve requirements for specific portions of the portfolio based on observed trends and a change in the mix of retail automotive finance contracts in the United States portfolio. During 2004, the amount of used retail contracts outstanding decreased in relation to the entire finance receivables portfolio. Typically, used retail contracts have an increased risk of loss, and in general, allowance levels are higher.

    Excerpt from pg. 17 - 18 (Commercial Credit Risk - Financing Operations)
    ------------------------------------------------------------------------
    Net losses on the wholesale portfolio in 2004 remained at traditionally low levels (2002 results include a $20 million recovery of a wholesale loss that

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Page 3

    was charged-off in a prior year). Charge-offs in the commercial portfolio decreased as compared to 2003 resulting from a lower amount of charge-offs at the Company's Commercial Finance Group (included in other commercial financing in the preceding table). Certain loans in the portfolio that were determined to be uncollectible were charged-off in 2003 and previously provided for in 2002. The decrease in allowance coverage for commercial credit losses is consistent with the lower level of charge-offs and a lower amount of loans specifically identified as impaired. In addition, the coverage ratio was impacted by an overall increase in wholesale receivables due to higher dealer inventories as compared to December 31, 2003.

    Excerpt from pg. 24 - 25 (Consumer Credit - Mortgage Operations)
    ----------------------------------------------------------------
    The increase in nonperforming assets and net charge-offs in 2004 as compared to 2003 is primarily the result of the seasoning of new loans that were originated in prior years. Starting in 2001, the Company began to structure many of its securitization transactions as secured financings as opposed to its historical use of off-balance sheet transactions. The portions of the total portfolio most impacted by this change are the non-conforming and non-prime loans. This trend is expected to continue in 2005 as the on-balance sheet portfolio continues to mature.

    Similar to the increase in nonperforming assets and net charge-offs, the allowance for credit losses as a percentage of the total on-balance sheet held for investment residential mortgage loan portfolio increased from December 2003 primarily as a result of the seasoning of those loans that were originated in prior years. The Company's use of securitization accounted for as secured financings has resulted in asset growth and, over time, results in an increase in the allowance as these assets mature.

    Excerpt from pg. 25 - 26 (Commercial Credit - Mortgage Operations)
    ------------------------------------------------------------------
    Charge-offs and nonperforming balances related to lending receivables were impacted by the resolution of a small number of non-performing construction loans during 2004. The result was an increase in net charge-offs in 2004 and a decrease in the balance of nonperforming loans as of December 31, 2004, as compared to December 31, 2003.

    The Company's allowance for credit losses is intended to cover management's estimate of incurred losses in the portfolio (refer to the Critical Accounting Estimates section of this MD&A and Note 1 to the Consolidated Financial Statements for further discussion). The allowance for credit losses of the on-balance sheet commercial mortgage loan and mortgage lending receivables portfolios was $149 million and $118 million at December 31, 2004 and 2003, respectively.


    We have encouraged readers of GM's Form 10-K to refer to disclosures in GMAC's Form 10-K and other filings. Pursuant to Rule 12b-23 of the 34 Act, in future filings we will incorporate by reference GMAC's filings in the Business and MD&A sections of GM's filings and will file the relevant portions of GMAC's filings as an exhibit to GM's filings.

Book Value Per Share, page II-15
--------------------------------

Staff Comment No. 2
-------------------

2. We note that your book value per share substantially exceeds the recent trading price of your common stock. In light of this fact, please add disclosure to explain to investors why book value per share is a meaningful financial measure in your business. Also, please indicate whether you believe the excess of your book value per share over the trading price of your common stock is a potential indicator of impairment, and discuss the reasons for your position in this regard.

GM Response
-----------

    We believe book value per share can be a meaningful financial measure in our business. We will include disclosures regarding GM's book value per share in the Management's Discussion and Analysis section of GM's Form 10-K for fiscal year ended December 31, 2005. Below is the language we plan to include in future filings, as appropriate.

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Page 4

    BOOK VALUE PER SHARE
        Book value per share represents the net assets of the Corporation divided by the number of outstanding shares and was determined based on the liquidation rights of the common stockholders. Book value per share of GM $1-2/3 par value common stock decreased to $XX.XX at December 31, 2005, from $49.06 at December 31, 2004.
        Book value per share is a meaningful financial measure for GM, as it provides investors an objective metric based on US GAAP which can be compared to similar metrics for competitors and other industry participants. The book value per share can vary significantly from the trading price of common stock since the latter is driven by investor expectations about the present value of future cash flows, which may or may not warrant financial statement recognition under U.S. GAAP.
        As of December 31, 2005, GM's book value per share was significantly higher than the trading price of its common stock. GM believes this difference is driven mainly by marketplace uncertainty surrounding future events at GM that impact stock price, such as those matters described in our Risk Factors section.


    We also believe the fact that GM's book value exceeds the recent trading price of its common stock is a potential indicator of impairment. Presently, none of these uncertainties warrant modification to the amounts reflected in GM's consolidated financial statements. We are, however, evaluating the accounting for certain matters in connection with our year-end closing process. These matters relate to the recoverability of deferred tax assets, charges for previously announced capacity actions and Delphi matters. The outcome of these evaluations may affect GM's book value per share and the disclosure set forth above. We will advise the Staff when these evaluations are complete and provide modifications, if any, to this disclosure.

Form 10-Q (Quarter Ended September 30, 2005)
--------------------------------------------

Financial Statements
--------------------

Note 3.  Asset Impairments, page 14
-----------------------------------

Staff Comment No. 3
-------------------

3. Please expand your disclosure here and in MD&A to disclose how the impairment charges were determined for each region and the number of employees impacted. In this regard, include disclosure of whether your review was triggered by specific events and, if so, describe the triggering events for each region. Also, describe whether the product-specific assets were discontinued and/or written-down and whether office and production facilities were closed and lease contracts terminated. Separately discuss the total impairment charge attributed to product-specific assets and those of office and production facilities to the extent not disclosed in MD&A.

GM Response
-----------

    We will include additional disclosures regarding these matters in the Management's Discussion and Analysis section and the notes to the consolidated financial statements of GM's Form 10-K for fiscal year ended December 31, 2005. Below is the language that we plan to include in future filings, as appropriate.

    NOTE 3.  Asset Impairments
    --------------------------

        GM reassesses the carrying value of long-lived assets held and used, other than goodwill and intangible assets with indefinite lives, in connection with the annual business planning cycle or when events and circumstances indicate the need for such a review. This impairment analysis is performed by comparing projected cash flows to the book value of specific product related assets and facilities. As a result of the lack of improved performance in the second quarter of 2005, the business planning cycle was accelerated and began in the third quarter of 2005. In connection with this

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Page 5

    process, GM reviewed the carrying value of certain long-lived assets held and used, other than goodwill and intangible assets with indefinite lives. These reviews resulted in impairment charges in GMNA and GME. In addition, restructuring initiatives were announced in the third quarter of 2005 in GMAP related to production in Australia that resulted in additional impairment charges. In GMLAAM, unusually strong South American currencies have impacted the profitability of GMLAAM's export business. Management's decision to adjust export volumes resulted in lower future cash flows resulting in an impairment.
        These reviews and initiatives resulted in after-tax impairment charges totaling $805 million ($468 million at GMNA, $176 million at GME, $99 million at GMLAAM, and $62 million at GMAP). The impairments consist of $711 million after-tax related to product-specific assets that were written down and $94 million after-tax related to office and production facilities, which were still in service at year-end 2005. There were no employee idling or separation costs and no lease contracts were terminated. These charges were recorded in cost of sales and other expenses in the consolidated statement of income.
        In addition, year-to-date results include an after-tax charge of $84 million, recorded at GMNA in the first quarter 2005, for the write-down to fair market value of various plant assets in connection with the cessation of production at a Lansing, Michigan, assembly plant. Total impairment charges were $889 million, after tax for the first nine months of 2005. There were no impairment charges in the first nine months of 2004.
        GM determined that, as of the end of the second quarter, the value of its investment in the common stock of FHI was impaired on an other-than-temporary basis. The write-down due to this impairment was $788 million, after tax, which was recorded at GMAP in cost of sales and other expenses in the consolidated statement of income.

    MD&A GMNA p.31
    --------------

    As part of the business planning cycle, the carrying value of long-lived assets held and used, other than goodwill and intangible assets with indefinite lives, were compared to the projected cash flows. As the result of this review, GMNA concluded that certain product-specific assets, as well as certain office and production facilities, were not recoverable. Accordingly, GMNA recorded an impairment charge of $421 million, after tax, related to product-specific assets and $47 million, after tax, related to certain office and production facilities. There were no employee idling or separation costs and no lease contracts were terminated.

    MD&A GME p.32
    -------------

    Net loss for GME totaled $382 million and $236 million in the third quarters of 2005 and 2004, respectively. The third quarter 2005 loss includes after-tax impairment charge related to product specific assets and ongoing restructuring activities of $176 million and $56 million respectively. These charges were identified as part of the business planning cycle, during which the carrying value of long-lived assets held and used, other than goodwill and intangible assets with indefinite lives, was determined to exceed the projected cash flows. The impairment related to product specific assets, and no lease contracts were terminated. These charges more than offset improvements in product mix and net price, favorable material costs, and structural costs improvements (including the effects of the restructuring initiative).
        For the first nine months of 2005, industry unit sales were up slightly from the 2004 period in Europe, to 15.9 million units. GM's market share in the region increased 0.1 percentage point year-to-date in 2005, to 9.6%. GM's share improved in both the U.K., up 0.6 percentage point to 14.7%, and in Germany, up 0.4 percentage point to 10.9%, compared to the first nine months of 2004.
        For the nine months ended September 30, 2005, GME's net loss was $996 million, compared to $397 million for the same period in 2004. The increased loss was more than accounted for by after-tax restructuring charges totaling $604 million and the impairment charge noted above. These charges and unfavorable price more than offset favorable mix and material and structural cost improvements.
        The restructuring plan referred to above targets a reduction in annual structural costs of an estimated $600 million by 2006. A total reduction of 12,000 employees, including 10,000 in Germany, over the period 2005 through 2007 through separation programs, early retirements, and selected outsourcing initiatives is expected. The charge incurred in the third

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    quarter of 2005 covers approximately 500 people, as well as those charges related to previous separation agreements that are required to be amortized over future periods. The year-to-date charge of $604 million also includes costs related to the separation of approximately 6,200 people in the first two quarters.

    MD&A GMLAAM p.33
    ----------------

    GMLAAM's net loss of $74 million in the quarter is down from net income of $27 million in the third quarter of 2004. The third quarter loss is more than accounted for by impairment charges of $99 million. GMLAAM's third quarter impairment charge was determined by comparing projected cash flows to the book value of specific product related assets and production facilities. GMLAAM recorded impairment charges for product specific assets of $52 million after tax and production facilities of $47 million after tax, which were still in productive service at year-end 2005. There were no employee idling or separation costs and no lease contracts were terminated. Unusually strong South American currencies have impacted the profitability of GMLAAM's export business. Management's decision to adjust export volumes resulted in lower future cash flows resulting in an impairment charge. These charges, along with unfavorable exchange in Brazil, more than offset favorable volume, mix, and net price.

    MD&A GMAP p.34
    --------------

    Net income from GMAP was $114 million and $78 million in the third quarters of 2005 and 2004, respectively. The increase of $36 million was primarily the result of improved results at GM Daewoo and higher equity income from GM Shanghai, partially offset by asset impairment charges of $62 million from GM Holden related to product specific assets. GMAP's third quarter impairment charge was determined by comparing projected cash flows to the book value of specific product related assets. There were no employee idling or separation costs and no lease contracts were terminated.

Note 8.  Commitments and Contingent Matters, page 16
----------------------------------------------------

Staff Comment No. 4
-------------------

4. Reference is made to your disclosure of the appropriate accounting treatment for supplier price reductions or credits. Supplementally tell us when and how you determined that your accounting for supplier credits required review of the accounting treatment. Tell us how you determined which supplier credits were erroneously recorded as income in the period received rather than in a future period. Also, disclose and tell us your accounting policy for recognizing supplier credits. Tell us the amounts involved for each respective year (i.e., 2000 through 2004 and each of the quarters in fiscal
    2005), and why restatement will be made for 2001 and subsequent periods, but not for 2000. Finally, tell us when you expect your internal review of supplier credits to be completed and your expectation of when the final restatement will occur.

GM Response
-----------

    [***]



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Page 7


Please feel free to contact me at (313) 667-3485 with any further questions on these or other matters.

Sincerely,


/s/PETER R. BIBLE
-----------------
Peter R. Bible
Chief Accounting Officer


cc: Mr. Philip A. Laskawy, Chairman, GM Audit Committee
    Mr. Frederick A. Henderson, Vice Chairman and CFO, GM
    Mr. John M. Devine, Vice Chairman, GM
    Mr. Paul W. Schmidt, Controller, GM
    Ms. Kelly K. Francis, Chief Accounting Officer, GM North America Mr. Patrick J. Nitkiewicz, Director of Accounting, GM
    Mr. Warren G. Andersen, Assistant General Counsel, GM
    Mr. Larry J. Koch, Deloitte & Touche, Detroit
    Ms. Beverly A. Singleton, Staff Accountant, SEC